

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2016

Chih-Yuan Hsiao
President
Lazuriton Nano Biotechnology (U.S.A.) Inc.
10F., No. 341, Sec. 2, Wanshou Rd.
Guishan District
Taoyuan City, 333, Taiwan (Republic of China)

>   **Re: Lazuriton Nano Biotechnology (U.S.A.) Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 11, 2016**
>   **File No. 333-210091**

Dear Mr. Hsiao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Prospectus Summary

The Company, page 1

3. In the discussion of your business on page 2 and elsewhere throughout the prospectus, you disclose the amount of funding needed includes $18,750 for costs related to the offering. Please explain to us why estimated offering expenses are different from the amount disclosed in on page 53 in Part II or revise your disclosure accordingly.

4. Please disclose the fact that your officers and directors own approximately 89% of your outstanding common stock, as you state elsewhere in your filing. Please also disclose the fact that your officers and directors hold the majority of outstanding common stock of your manufacturer, and may have interests that compete with you.

Risk Factors

Risks Related to the Company, page 5

5. In the first risk factor on page 10, we note that you "may have to incur substantial costs in connection with any dispute resolution regarding enforcement of those arrangements and rely on other legal remedies available in Asia" if the Manufacturer breaches third party contracts. We also note that you and the Manufacturer have the same controlling shareholder, Mr. Hsaio. Please provide additional disclosure about how you may be involved in disputes between your manufacturer and third parties.

Use of Proceeds, page 22

6. Please disclose the order of priority for your intended use of proceeds. If the existing tables indicate priority, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Dilution, page 25

7. Please include a comparison of the public contribution under the offering and the effective cash cost to officers, directors, promotors and affiliated persons of common equity acquired by them assuming the 25%, 50%, 75% and 100% of the shares offered are sold. Please refer to Item 506 of Regulation S-K.

Plan of Distribution, page 26

8. Please disclose whether Chih-Yuan Hsiao intends to rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Please provide us with an analysis as to the applicability of the safe harbor.

Information with Respect to the Registrant

Description of Business

Products, page 31

9. Please disclose whether the products you intend to sell are currently manufactured by your Manufacturer. If so, please disclose the jurisdictions in which the products you intend to sell are currently being sold by your Manufacturer.

Seasonality, page 33

10. You state that your products are not seasonal because they can be manufactured and used year-round. However, you have not yet sold any products. Please disclose whether your target customers in Asia experience seasonal trends that will have a practical effect on your operations.

Reports to Security Holders, page 38

11. We note your acknowledgment elsewhere in the prospectus that your reporting obligations may automatically be suspended if you have fewer than 300 holders of record as of the first day of your fiscal year. Please disclose whether you will voluntarily continue to file periodic reports in the event that you have fewer than 300 holders of record.

Directors and Executive Officers, page 41

12. In footnote 2 of the table on page 42, you list Ms. Chang as a director until the next annual shareholder meeting. Your disclosure elsewhere throughout the prospectus does not list her as a member of the board of directors. For example, we note your disclosure on page 46 that you have four directors. Please revise your disclosure here for consistency. If Ms. Chang is or has served as a director, please revise your prospectus in the appropriate sections to reflect as much.

Financial Statement Schedules

13. We note that your fiscal year end is December 31. Please update your financial statements to include audited financial statements for the period from inception to December 31, 2015. Please refer to Rules 8-02 and 8-08 of Regulation S-X.

Statements of Cash Flows, page F-5

14. Please include a sub-total of cash flows used for operating activities. Please refer to ASC 230-10-45-24.

Signatures, page 56

15. Please provide signatures from your officers in their capacities as the principal executive, accounting, and financial officers. Please refer to the Signatures on Form S-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Thompson, Accounting Branch Chief, at (202) 551-3344 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Thomas E. Stepp, Jr.